Exhibit 2.8

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of March 31, 2026, ICICI Bank Limited (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares, each representing two equity shares of ICICI Bank Limited, par value Rs. 2 per share	IBN	New York Stock Exchange

Our equity shares are traded on the BSE Limited (formerly known as the Bombay Stock Exchange Limited) (“BSE”) and National Stock Exchange of India Limited (“NSE”), (collectively, the “Indian Stock Exchanges”) under the ticker symbols “532174” and “ICICIBANK”, respectively. Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the New York Stock Exchange (“NYSE”) under the ticker symbol “IBN.” Each ADS represents two equity shares. Our ADSs began trading on the NYSE in March 2000.

In connection with the registration of our ADSs pursuant to the requirements of the Securities and Exchange Commission (but not for trading), our equity shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of equity shares and (ii) ADR holders. Equity shares underlying the ADSs are held by Deutsche Bank Trust Company Americas, the depositary, and holders of ADSs will not be treated as holders of the equity shares.

The following summary is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended, and by Indian law, particularly the Indian Companies Act, 2013, as amended (the “Companies Act”).

This is not a summary of all the significant provisions of our Memorandum and Articles of Association, or of Indian law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended March 31, 2026 (the “2026 Form 20-F”).

ORDINARY SHARES

Item 9. General

9.A.3. Pre-emptive rights

A company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least three-fourths of the company’s shareholders present and voting at a shareholders’ general meeting.

United States investors in ADSs may be unable to exercise these pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling investors in ADSs to exercise their pre-emptive rights and any other factors we consider appropriate at such time. There can be no assurance that we will file a registration statement to enable ADS holders to exercise pre-emptive rights. To the extent that investors in ADSs are unable to exercise pre-emptive rights, their proportional ownership interests in us would be reduced.

9.A.5. Type and class of securities

(a)	Generally

Each ADS represents two equity shares. At March 31, 2026, we had approximately 644.28 million ADSs, equivalent to about 1,288.57 million equity shares, outstanding. At June 30, 2026, there were 192,745 record holders of our ADSs, out of which 69 have registered addresses in the United States. The equity shares are in registered form. Our equity shares and their holders are registered in a registry of members. All of our equity shares have equal voting rights and carry equal entitlements to dividends.

ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the rupee proceeds from such sale into a foreign currency or repatriate such foreign currency may need the Reserve Bank of India’s approval for each such transaction. Under current Indian regulations, an ADS holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADS program. However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. These restrictions increase the risk that the market price of our ADSs will be below that of the equity shares.

(b)	Restrictions on transfer

The issue or transfer of any security of an Indian company by a person resident outside, foreign investment in equity instruments (equity shares, fully and mandatorily convertible debentures, fully and mandatorily convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under the Foreign Exchange Management Act, 1999 and by the Securities and Exchange Board of India and shall be only in accordance with the terms and conditions specified under such rules and regulations.

"Foreign investment" means any investment made by a person resident outside India on a repatriable basis in equity instruments of an Indian company or to the capital of an LLP. If a declaration is made by a person as per the provisions of the Companies Act, 2013 or any other applicable law, as the case may be, about a beneficial interest being held by a person resident outside India, then even though the investment may be made by a resident Indian citizen, the same shall be counted as foreign investment. A person resident outside India may hold foreign investment either as FDI or as FPI in any particular Indian company.

Foreign Direct Investment

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “Rules”), as amended, among other things, provide for the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity instruments of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks is under automatic route and does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49% or sectoral cap, (whichever is lower) that does not result in the transfer of ownership or control from residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions laid out in the Rules. Additionally, in case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/ Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/ Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0 % of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Aggregate holding by a person along with his relatives, associate enterprises and persons acting in concert with him, whether directly or indirectly, beneficial or otherwise, of shares or voting rights, of 5% or more of the paid-up share capital or voting rights (“major shareholding”) in a banking company shall require prior approval of the Reserve Bank of India pursuant to Reserve Bank of India (Commercial Banks-Acquisition and Holding of Shares or Voting Rights ) Directions, 2025 dated November 28, 2025. The persons from Financial Action Task Force (FATF) non-compliant jurisdictions shall not be permitted to acquire major shareholding in a banking company. However, existing major shareholding by persons from FATF non-compliant jurisdiction shall be continued, provided that there shall not be any further acquisition without prior approval of the Reserve Bank. If aggregate holding of a person falls below 5%, fresh RBI approval will be required for raising it again to 5% or above. Additionally, the ceiling on voting rights is 26.0% of the total voting rights of a bank.

Under the Portfolio Investment Scheme:

•	Effective from April 1, 2020, foreign portfolio investors, as referred in Securities and Exchange Board of India (FPI) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its Board of Directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24% or 49% or 74% or (ii) increase the aggregate limit to 49% or 74% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10% or more of total paid-up equity capital on behalf of itself or an investor group.

•	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment– Conditions and Restrictions

•	The Securities and Exchange Board of India issued SEBI (Foreign Portfolio Investors) Regulations, 2019. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants issued by a body corporate; listed or to be listed on a recognized stock exchange in India and other securities as specified in regulation 20 of SEBI (Foreign Portfolio Investors) Regulations, 2019 of an Indian company. The total holding by each foreign portfolio investor or an investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. The purchase of equity shares of each company by a single foreign portfolio investor including its investor group shall be below ten percent of the total paid up equity capital on a fully diluted basis of the company: Provided that if where the total investment by a foreign portfolio investor including its investor group exceeds the aforementioned threshold of below 10.0%, of the total paid up equity capital in a listed or to be listed company on a fully diluted basis, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so case the foreign portfolio investor fails to divest the excess holding, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as investment under the foreign direct investment scheme, and the foreign portfolio investor and its investor group shall not make further portfolio investments in that company till the completion of reclassification. The FPI shall clearly articulate its intent to reclassify existing foreign portfolio investment held in a company into FDI and shall follow the extant FEMA Rules and circulars issued thereunder in this regard. The aggregation of investment limits of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be aggregated at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments of an Indian Company by or to a person resident outside India

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investments of up to 49.0% in private sector banks does not require any specific approval, foreign investments beyond 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions laid out in the applicable laws and statute. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion also require approval of the Cabinet Committee on Economic Affairs. Additionally, the transfer of equity shares by a person resident outside India may also be subject to pricing and other requirements depending inter alia on the mode of transfer and the residency in India of the transferee.

A person resident outside India, holding equity instruments of an Indian company or units in accordance with these rules may transfer the same to a person resident in India by way of sale or gift or may sell the same on a recognized stock exchange in India in the manner specified by the Securities and Exchange Board of India:

Provided that. -

i.       the transfer by way of sale shall be in compliance with and subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank in consultation with the Central Government from time to time;

ii.       where the equity instruments are held by the person resident outside India on a non-repatriable basis, conditions at item (i) of the proviso shall not apply.

Guidelines with regard to shareholding in private sector banks issued by the Reserve Bank of India are as follows:

•	Non Promoter:

i.	Natural persons, non-financial institutions, financial institutions directly or indirectly connected with Large Industrial Houses and financial institutions that are owned to the extent of 50 per cent or more or controlled by individuals (including the relatives and persons acting in concert) can have shareholding up to 10.0% of the paid-up share capital or voting rights in private sector banks;

ii.	Financial institutions (excluding those mentioned above), supranational institutions, public sector undertaking and central/state government can have shareholding up to 15.0% of the paid-up share capital or voting rights in private sector banks;

•	Promoter: 26 per cent of the paid-up share capital or voting rights of the banking company after the completion of 15 years from commencement of business of the banking company.

Higher stake by promoters/non-promoters through capital infusion by domestic or foreign entities will require the approval of the Reserve Bank of India.

Voting rights are capped at 26.0%. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India.

Reporting of foreign investments

In June 2018, the Reserve Bank of India issued revised guidelines on reporting of foreign investments with the objective of integrating different reporting structures for foreign investments in India. As per the guidelines issued on June 7, 2018, a Single Master Form has been introduced that will be filed online. The Single Master Form would provide a facility for reporting total foreign investments in an Indian entity as well as investments by persons residing outside India in an investment vehicle.

Prior to the implementation of the Single Master Form, an interface was provided by the Reserve Bank of India for companies to input their data on total foreign investments in the specified format. This interface was available from June 28, 2018 to July 12, 2018. Indian entities not complying with this pre-requisite will not be able to receive foreign investments (including indirect foreign investments) and will be deemed non-compliant under Foreign Exchange Management Act, 1999 and regulations made thereunder.

From September 2018, all the reporting prescribed under “Foreign Investment in India”, except if specifically stated otherwise, is required to be done through the Single Master Form (SMF) available on the FIRMS platform of the Reserve Bank of India. RBI vide its circular dated January 04, 2023, advised that the forms submitted with respect to reporting of foreign investment in SMF on FIRMS Portal will be auto-acknowledged and the AD Bank shall verify the same within five working days based on the uploaded documents, as specified. Further, in case of forms filed with delayed reporting of less than or equal to three years, the AD banks will approve the same, subject to payment of LSF. For delayed reporting greater than three years, the AD bank will approve the forms subject to compounding of contravention. Under the erstwhile provisions, in case of delayed reporting, the case was supposed to be referred to RBI, whereas basis the recent amendment, powers have been given to AD to approve delayed reporting subject to payment of LSF / compounding, as the case may be.

Currently, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee Indian entity in terms of Foreign Exchange Management (Non-Debt Instrument) Rules, 2019, shall notify the Secretariat for Industrial Assistance, DPIIT, about such investment (including modality of investment in new/existing ventures) within 30 days, even if equity instruments have not been allotted. Such entity or investment vehicle shall also file Form DI with the Reserve Bank of India within 30 days from the date of allotment of equity instruments.

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Depository Receipts Scheme 2014. Such issuance is subject to sectoral cap, entry route, minimum capitalization norms, pricing norms among other things, as applicable as per the rules and regulations notified by the Government of India and/or Reserve Bank of India from time to time in this regard.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue equity instruments to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act and the rules made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities markets by the Securities and Exchange Board of India, will not be eligible to issue ADSs. As per the Depository Receipts Scheme, if the issue or purchase of permissible securities underlying the depository receipts does not require approval under the Foreign Exchange Management Act, no Government of India/ government agency approval will be required for issuance, purchase or holding of such depository receipts.

For disposal of ADS, investors may need to seek approval from Government of India/ government agency on a case-by-case basis. However, overseas corporate bodies as defined under applicable rules, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India are not eligible to subscribe to ADSs issued by Indian companies. Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis.

Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, or when such holding is or exceeds 25.0% of the total equity and thereafter such investor acquires additional 5.0% equity within any financial year, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

Depository Receipts Scheme, 2014

An eligible person may now, issue or transfer eligible securities to a foreign depository for the purpose of issuance of depository receipts in terms of Depository Receipts Scheme, 2014, as amended. However, depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of the Depository Receipts Scheme 2014.

9.A.6. Limitations or qualifications

Not applicable.

9.A.7. Other rights

Not applicable.

Item 10.B. Memorandum and articles of association

10.B.3. Shareholder rights

(a)	Dividend rights and bonus shares.

Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within five months from the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years, after excluding amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the Board of Directors.

Under the Companies Act, 2013 and rules made thereunder, dividends may be paid out of profits of a company in that financial year in which the dividend is declared after providing for depreciation or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, company may transfer a percentage of its profits which it considers appropriate to its reserves. The Companies Act, 2013 further provides that in case of an inadequacy or absence of profits in any year, a maximum of 10% of paid-up capital and free reserves can be declared as dividend, subject to other provisions contained in the Companies (Declaration and Payment of Dividend) Rules, 2014.

The Companies Act, 2013 provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of their declaration are to be transferred to a special bank account opened by the company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within 7 days from the date of expiration of such 30 days period to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act, 2013.

In addition to the Companies Act, 2013, the Banking Regulation Act, 1949 (the “Banking Regulation Act”) requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

Banks have to comply with the following prudential requirements, to be eligible to declare dividends

Applicable regulatory capital requirement as at the end of the previous financial year and shall continue to be in compliance as at the end of the financial year during which the dividend is proposed to be paid by the bank.

The regulatory capital of the bank shall not fall below the applicable regulatory capital requirement even after the payment of dividend. The bank shall have positive adjusted Profit After Tax (PAT) for the period for which the dividend is proposed.  .

The bank shall not be under any explicit restrictions for declaration of dividends from the Reserve Bank or any other authority.

Banks that are eligible to declare dividends under the above rules can do so subject to the following:

Banks which satisfies the eligibility criteria laid down in the directions, may declare and pay dividend up to the limits prescribed in the master direction, but in aggregate not exceeding 75% of the PAT for the period for which the dividend is being proposed. Banks with CET1 ratio up to (8+z)% shall not be permitted to declare any dividend. Banks having CET1 ration above (8+z)% and up to (10+z)% may declare dividend up to 20% of adjusted PAT; above (10+z)% and up to (12+z)% up to 30% and above (12+z)% and up to (14+z)% up to 40%; above (14+z)% and up to (16+z)% up to 50%’ above (16+z)% and up to (17+z)% up to 60%; above (17+z)% and (18+z)% up to 70%; above (18+z) and up to (19+z)% up to 80%; above (19+z)% and up to (20+z)% up to 90% and banks with CET1 ratio above (20+z)% may declare dividend up to 100% of adjusted PAT. Here “z” refers to applicable D-SIB buffer.

•	The following profits shall not be available for payment of dividend by the Bank:

•	Any exceptional and / or extra-ordinary profits / income shall not be available for payment of dividend..

If the audit report by the statutory auditor contains a modified opinion that indicates an overstatement of the PAT, the same shall not be available for payment of dividend, to the extent it is included in PAT

In terms of Reserve Bank of India (Commercial Banks - Classification, Valuation and Operation of Investment Portfolio) Directions, 2025, a bank shall not pay dividend or repatriate profits out of net unrealised gains arising on fair valuation of Level 3 financial instruments (including derivatives.

•	The prudential treatment of reversal of excess provision, dividend payment by a bank on reversal of such provisions and unrealized profits arising on account of transfer of loans and Security Receipts guaranteed by the Government of India shall be guided by the instructions contained in the Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025. Equity shares issued by us are pari passu in all respects including dividend entitlement. Equity shares issued by us are pari passu in all respects including dividend entitlement. There might be other restrictions on our ability to declare dividends promulgated by the relevant Indian regulatory authorities, including the Reserve Bank of India, that needs to be observed from time to time.

In addition to permitting dividends to be paid out of current or retained earnings, the Companies Act, 2013 permits our board of directors to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the free surplus or the securities premium account or the capital redemption reserve account.. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

(b)	Voting rights.

A shareholder has one vote for each equity share and voting may be by a show of hands or on a poll. On a show of hands, every shareholder present in person shall have one vote and on a poll, the voting rights of a shareholder shall be as provided in Section 47 of the Companies Act, 2013, but will subject to the ceiling of 26% stipulated in terms of Section 12(2) of the Banking Regulation Act or under any of the proviso or explanation to Section 12 of the Banking Regulation Act. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings.

An amendment to Form F-6 was filed on December 19, 2025 to amend the deposit agreement, originally dated March 31, 2000, as amended and supplemented from time to time, by and among (i) ICICI Bank Limited, (ii) Deutsche Bank Trust Company Americas, and (iii) all registered holders and beneficial owners of the ADRs issued thereunder (as amended, the “Deposit Agreement”). Effective on January 2, 2026, the Deposit Agreement allows ADS holders to exercise their voting rights through the depositary, upon the timely delivery of written voting instructions by ADS holders. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India, including but not limited to section 12B of the Banking Regulation Act, 1949, as amended or replaced from time to time. If an ADS holder fails to demonstrate its compliance with the said applicable laws to our sole satisfaction, we shall not be under any obligation to take on record any voting instructions issued by such ADS holder.

ADS holders may withdraw the equity shares underlying their ADSs and seek to exercise voting rights under the equity shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For more details with respect to the voting rights of ADS holders, please see “Risk Factors – Risks Relating to ADSs and Equity Shares – ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions” of our 2026 Form 20-F.

Resolutions are adopted at a general meeting by a majority of the shareholders having voting rights present or represented. The quorum for a general meeting is as prescribed under Section 103 of the Companies Act, 2013 and other applicable laws. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, certain resolutions, such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares without pre-emptive rights and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution.

Any company which is required to mandatorily provide its members with a facility to exercise their right to vote on resolutions at a general meeting by electronic means can pass the above-mentioned resolutions through electronic vote instead of postal ballot. Companies whose equity shares are listed on recognized stock exchange and if it has not less than one thousand members are compulsorily required to provide their members with a facility to exercise their right to vote on resolutions at a general meeting by electronic means. Our equity shares are listed on a recognized stock exchange and it has more than one thousand members. Hence, we are eligible to pass the above-mentioned resolutions by electronic vote.

The Companies Act, 2013 and our Memorandum and Articles of Association require that at least two-thirds of our non-independent directors be subject to retirement by rotation. Our Memorandum and Articles of Association also provides that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as voided in the relevant trust deed. At every annual general meeting, one-third of the directors who are subject to re-election must retire from the Board. However, if eligible for re-election, they may be re-elected by our shareholders at the annual general meeting. Executive directors are appointed by the Board for a maximum period of five years. An independent director shall hold office for a term of up to five consecutive years and will be eligible for reappointment on the passing of a special resolution by the shareholders.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in one or more matters of banking, accounting, finance, law, economics, agriculture, rural economy, co-operation and small scale industry. Provided that out of the aforesaid number of directors, not less than two shall be persons having special knowledge or practical experience in respect of agriculture, and rural economy, co-operation or small-scale industry.  The Reserve Bank of India in November 2016 has broadened the fields of specialization to include information technology, payment & settlement systems, human resources, risk management and business management. The appointment of the chairman, MD & CEO and other directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any).

(c)	Rights to share in our profits.

See “Dividend Rights” in subsection (a) above.

(d)	Rights to share in any surplus in the event of our liquidation.

Subject to the rights of depositors, creditors, employees and holders of any preference shares entitled to preferential prepayment over the equity shares, in the event of our winding up, the holders of the equity shares are entitled to be repaid the amounts of capital paid up or credited as paid up on such equity shares. All surplus assets remaining after payments are made to the holders of any preference shares belong to the holders of the equity shares in proportion to the amount paid up or credited as paid up on such equity shares, respectively, at the commencement of the winding-up.

In the event of our liquidation, the provisions contained in the Banking Regulation Act will apply and provisions of the Companies Act, 2013 will also apply to the extent to which they are not varied or inconsistent with the Banking Regulation Act.

(e)	Redemption provisions.

Not applicable.

(f)	Sinking fund provisions.

Not applicable.

(g)	Liability to further capital calls by us.

Although our Memorandum and Articles of Association do provide for certain capital call obligations in respect of any monies unpaid on the shares of a shareholder, all of our issued and outstanding shares have been fully paid in. Accordingly, our shareholders are not obliged to make further contributions with respect to their shares.

(h)	Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

According to applicable Indian laws and regulations, including the Rules, any foreign investment in private banks by any person, directly or indirectly, beneficial or otherwise, (including his relatives, associate enterprises and persons acting in concert) whereby such shareholding reaches or exceeds 5.0% of paid-up share capital or voting rights in such bank, shall require prior approval from the Reserve Bank of India for acquisition of shares or voting rights. Additionally, the ceiling on voting rights is 26.0% of the total voting rights of a bank. For details, please see item 9.A.5(b) “Restrictions on Transfer – Foreign Direct Investment” and 10.B.3(b) “Voting Rights.”

For a summary of the other restrictions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “Takeover Code”) and the Banking Regulations Act, see item 9.A.5. “Type and class of securities” set forth above.

10.B.4. Changes to shareholder rights

Currently, only one class of equity shares is authorized and outstanding under our Memorandum and Articles of Association. However, if, at any time, our share capital is divided into different classes of shares, the rights and privileges attached to the shares of any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act, 2013 and the Banking Act, and whether or not the Company is being wound up, be varied, modified, commuted, affected or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the issued shares of that class. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights as described under item 9.A.3 above.

10.B.6. Limitations on rights to own securities

No limitations on the rights to own securities are applicable under our memorandum and articles of association. However, for a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs, see item 9.A.5. set forth above.

10.B.7 Change in control

For details, please see item 9.A.5(b) “Restrictions on Transfer – Foreign Direct Investment” and item 10.B.3(b) “Voting Rights” set forth above.

According to our Memorandum of Articles of Association, our Board may in its absolute and uncontrolled discretion refuse to register any transfer of equity shares if the total nominal value of the transferred securities exceeds, or together with the total nominal value of the securities held by such transferee will exceed, 1% of our paid-up equity share capital or, if as a result of the transfer a change in the composition of the Board or change in our controlling interest is likely to take place and that such change would be prejudicial to our interest or to the public interest.

There are other transfer restrictions imposed under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, which may have an effect of delaying, deferring or preventing a change in control. For details, see item 9.A.5. “Type and class of securities” set forth above.

Under the Banking Regulation Act, the government may, after consultation with the Reserve Bank of India, in the interest of our depositors or banking policy or better provision of credit generally or to a particular community or area, acquire our banking undertaking. The Reserve Bank of India may acquire our business if it is satisfied that we have failed to comply with the directions given to us by the Reserve Bank of India or that our business is being managed in a manner detrimental to the interest of our depositors.

10.B.8 Disclosure of shareholdings

The provisions of the Companies Act, 2013 generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for an initial fine of up to Rs. 50,000 coupled with a further fine of up to Rs. 200 for each day this failure continues, subject to a maximum of Rs. 5,00,000. However, under the Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

10.B.9 Differences in the law

See the references to Indian law throughout this “Item 10.B Memorandum and articles of association.”

10.B.10. Changes in capital

The requirements of the memorandum and articles of association regarding changes in capital are not more stringent than the requirements of Indian law.

Item 12. Description of Securities Other than Equity Securities

12.A Debt securities.

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

Deutsche Bank Trust Company Americas has been appointed as the depositary pursuant to the Deposit Agreement, originally dated March 31, 2000, as amended from time to time. Deutsche Bank Trust Company Americas’ principal executive office is located at 1 Columbus Circle, New York, NY 10019.

Each of our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), represents two of our equity shares. Our ADSs are issued by the depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote and to receive a dividend). Only the depositary is registered as shareholder in our share register. An ADR is not an equity share and an ADR holder is not a shareholder of our company.

The following is a summary of the material provisions of the Deposit Agreement. As it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire Deposit Agreement and the ADR.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on equity shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of equity shares your ADSs represent.

Cash

The depositary will, as promptly as practicable, convert any cash dividend or other cash distribution we pay on the equity shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States (net of the fees, expenses and charges of the depository). If that is not possible or if any approval from any government is needed and cannot be obtained, the Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It may hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for interest.

Before making the distribution, any withholding taxes that must be paid will be deducted. See “Taxation” of the 2026 Form 20-F. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert foreign currency, you may lose some or all of the value of the distribution.

Shares

The depositary will distribute new ADSs representing any equity share we may distribute as a free distribution, if we request it to make this distribution and provided that the depositary receives satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADSs. It will sell equity shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, each ADS will also represent the new equity shares.

Rights to Receive Additional Shares

If we offer holders of securities any rights to subscribe for additional equity shares or any other rights, the depositary, after consultation with us, will have discretion as to the procedure to be followed in making those rights available to you. If the depositary decides it is not legal or feasible to make these rights available to you, the Depositary may sell the rights and distribute the net proceeds. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

After consultation with us, if the depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the equity shares on your behalf. The depositary will then deposit the equity shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

The U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement, except for the changes needed to put the restrictions in place. The depositary will not offer you rights, unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you. We will have no obligation to register under the Securities Act those rights or the securities to which they relate.

Other Distributions

The depositary will, after consultation with us, send to you anything else that we distribute on deposited securities by any means it thinks is legal, fair and practical, subject to the receipt of requisite approvals. If it cannot make the distribution in that way, the depositary, after consultation with us, may decide to sell what we distributed and distribute the net proceeds, subject to the receipt of requisite approvals, in which case the ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, equity shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, equity shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our equity shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

Subject to Indian law, the depositary will issue ADSs if you or your broker deposits equity shares or evidence of rights to receive equity shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the name you request and will deliver the ADSs as promptly as practicable at its New York office to the persons you request. Under current Indian laws and regulation, the depositary cannot accept deposits of equity shares other than from us (except for equity shares issued as bonus shares or pursuant to rights offerings) and issue ADRs evidencing ADSs representing the equity shares.

Persons resident in India (other than us) may not, directly or indirectly, deposit equity shares with the custodian.

If you surrender your ADSs and withdraw the underlying equity shares, you or any subsequent transferee will not be permitted to redeposit the equity shares and obtain ADSs. Moreover, foreign portfolio investors, non-resident Indians or overseas corporate bodies who withdraw equity shares will be subject to Indian legal restrictions governing the foreign ownership of Indian securities. For a discussion, see “Restriction on Foreign Ownership of Indian Securities” of the 2026 Form 20-F. The depositary has agreed, subject to the terms of the Deposit Agreement, to accept deposits of equity shares if current Indian laws and regulations are amended to permit such deposits.

You may turn in your ADSs at the depositary’s New York office. Upon payment of its fees and expenses and any taxes and charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying equity shares to an account in the book-entry system in India and (2) any other deposited securities underlying the ADSs at the office of the custodian.

If you surrender ADSs and withdraw equity shares, you will have to take the equity shares in electronic dematerialized form. You will be required to establish an account with a participant of the National Securities Depository Limited or Central Depository Services (India) Limited to hold or sell the shares in electronic dematerialized form, and you may incur customary fees and expenses in doing so. Equity shares which are withdrawn from the depositary also may not be sold on the stock exchanges in India until the equity shares underlying the ADSs have been listed on those exchanges. In addition, the sale of withdrawn equity shares by a non-resident of India to a resident of India may require approval from the Reserve Bank of India. For further details on the restrictions on transfer of underlying equity shares, see item 9.A.5. “Type and class of securities” set forth above.

Voting Rights

An amendment to Form F-6 was filed on December 19, 2025 to amend the deposit agreement, originally dated March 31, 2000, as amended and supplemented from time to time, by and among (i) ICICI Bank Limited, (ii) Deutsche Bank Trust Company Americas, and (iii) all registered holders and beneficial owners of the ADRs issued thereunder (as amended, the “Deposit Agreement”). Effective on January 2, 2026, the Deposit Agreement allows ADS holders to exercise their voting rights through the depositary, upon the timely delivery of written voting instructions by ADS holders. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India, including but not limited to section 12B of the Banking Regulation Act, 1949, as amended or replaced from time to time. If an ADS holder fails to demonstrate its compliance with the said applicable laws to our sole satisfaction, we shall not be under any obligation to take on record any voting instructions issued by such ADS holder.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings. For more details with respect to the voting rights of ADS holders, please see “Risk Factors – Risks Relating to ADSs and Equity Shares – ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions” of our 2026 Form 20-F.

Inspection of Transfer Books

The depositary will maintain at its transfer office in New York facilities for the execution and delivery, registration of transfer, combination or split-up of ADRs and a register for the registration of ADRs and the registration of the transfer of ADSs that at reasonable times will be open for inspection by the investors in the ADSs and by us provided that such inspection shall not be for the purpose of communication with investors in the ADSs in the interest of a business or object other than our business or a matter related to the Deposit Agreement or the ADRs.

Reports and Notices

We will transmit to the depositary copies of any communications generally distributed to holders of equity shares, including annual reports to shareholders and notices of shareholder’s meetings. The depositary will make available for inspection by ADS holders at its principal office any notices, reports and communications received from us that are both received by the depositary or the custodian as the holder of the equity shares and made generally available to holders of our equity shares. The depositary will also send to ADS investors copies of such reports where furnished by us as provided in the Deposit Agreement.

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or the taking of any action in respect of any cash or other distributions or the offering of any rights, we will transmit to the depositary and the custodian a written English-language version of the notice thereof in the form given or to be given to shareholders. The depositary will arrange for the mailing of such notices to all ADS holders.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our equity shares	The cash, equity shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the equity shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, equity shares or other securities it receives.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	It may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the depositary, or prejudices an important right of ADS investors, it will only become effective thirty days after the depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADR and the Deposit Agreement. In no event shall any amendment impair your right to surrender your ADS and receive the underlying equity shares, except to comply with mandatory provisions of applicable laws and regulations.

The depositary will terminate the Deposit Agreement if we ask it do so. The depositary may also terminate the Deposit Agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify you at least 90 days before termination.

After termination, the depositary and its agents will be required to do only the following under the Deposit Agreement: (1) collect dividends and distributions on the deposited securities, (2) sell rights offered to you, and (3) deliver equity shares and other deposited securities upon cancellation of ADSs. Any time after one year after termination, the depositary will, if practical, sell any remaining deposited securities by public or private sale. After that, the depositary will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered the ADSs. It will not invest the money and will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement and to perform such obligations without gross negligence or bad faith;

•	are not liable if either we or the depositary is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the Deposit Agreement;

•	are not liable if either we or the depositary exercise discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we or the depositary believe in good faith to be genuine and to have been signed or presented by the proper party, and may rely on advice or information from any person we or the depositary believe, in good faith, to be competent to give such advice or information.

In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADS, make a distribution on an ADS, or allow a withdrawal of equity shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any equity shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	compliance with the provisions of our Memorandum and Articles of Association in effect from time to time and resolutions and regulations of our Board; and

•	compliance with laws or governmental regulations relating to ADSs or the withdrawal of deposited securities and such reasonable regulations, if any, that the depositary may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the depositary’s books are closed, or at any time if we or the depositary think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying equity shares at any time except:

•	when temporary delays arise because: (1) we or the depositary have closed our transfer books; (2) the transfer of equity shares is blocked to permit voting at shareholders’ meeting; or (3) we are paying a dividend on the equity shares;

•	you or other ADS holders seeking to withdraw equity shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of equity shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement. Foreign investors who withdraw equity shares will be subject to Indian legal restrictions governing the ownership of Indian securities. For a discussion, see “Restriction on Foreign Ownership of Indian Securities” of the 2026 Form 20-F.

Pre-Release of ADSs

Subject to current Indian law and regulations, our prior consent and the provisions of the Deposit Agreement, the depositary may issue ADSs before deposit of the underlying equity shares. This is called a pre-release of ADSs. The depositary may deliver equity shares upon the receipt and cancellation of ADSs, including pre-released ADSs. The depositary may receive ADSs instead of equity shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer, as the case may be,

•	beneficially owns the equity shares to be received,

•	assigns all beneficial rights, title and interest in the equity shares to the depositary in its capacity as the depositary and for the benefit of the holders of the ADSs,

•	will not take any action with respect to the ADSs or equity shares that is inconsistent with the assignment of beneficial ownership (including, without the consent of the depositary, disposing of the equity shares) other than in satisfaction of the pre-release, and

•	the pre-release must be fully collateralized with cash or collateral that the depositary considers appropriate and such collateral is held for the benefit of ADS holders; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations the depositary considers appropriate. In addition, the depositary currently limits the number of ADSs that may be outstanding at any time as a result of pre-release to 30.0% of the total equity shares deposited, although the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any compensation received in connection with pre-release transactions.